Filed by Pentair Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Pentair Ltd.

Registration Number: 333-192961

Important Notice to Shareholders

THIS MAILING CONTAINS MULTIPLE PROXY CARDS

Pentair Ltd. intends to hold both its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders on May 20, 2014. Accordingly, enclosed with this letter are both a proxy statement and one or more proxy cards concerning the matters to be voted on at the Annual General Meeting and a separate proxy statement/prospectus and one or more proxy cards concerning the matters to be voted on at the Extraordinary General Meeting, which includes our proposed change of jurisdiction of organization from Switzerland to Ireland.

The Annual General Meeting and Extraordinary General Meeting are very important to our company and your investment in Pentair. We urge you to vote your shares as soon as possible to ensure they are counted.

In order to vote by proxy at BOTH the Annual General Meeting and the Extraordinary General Meeting, you must submit a proxy for BOTH the Annual General Meeting and the Extraordinary General Meeting by either (1) voting over the Internet for BOTH the Annual General Meeting and the Extraordinary General Meeting or (2) completing, signing and returning BOTH the proxy card(s) for the Annual General Meeting and the proxy card(s) for the Extraordinary General Meeting.

Pentair’s Board of Directors recommends that you vote “FOR” each of the proposals outlined in the proxy statement for the Annual General Meeting and the proxy statement/prospectus for the Extraordinary General Meeting.

If you have any questions or need help voting your shares, please call our proxy solicitation firm, Morrow & Co., LLC at 1-800-573-4397.

You received this e-mail because you are enrolled to receive PENTAIR LTD communications and vote by proxy via the Internet. Your consent may have been given in the past or provided to us by PENTAIR LTD if you are an employee. You will receive separate emails for each of Pentair’s upcoming Annual General Meeting of Shareholders and Pentair’s Extraordinary General Meeting of Shareholders. Please pay attention to each email you receive in order to vote by proxy for both meetings, as described below.

Pentair Ltd. intends to hold both its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders on May 20, 2014. Accordingly, Pentair is making available both a proxy statement and one or more proxy cards concerning the matters to be voted on at the Annual General Meeting and a separate proxy statement/prospectus and one or more proxy cards concerning the matters to be voted on at the Extraordinary General Meeting, which includes our proposed change of jurisdiction of organization from Switzerland to Ireland. The Annual General Meeting and Extraordinary General Meeting are very important to our company and your investment in Pentair. We urge you to vote your shares as soon as possible to ensure they are counted. In order to vote by proxy at BOTH the Annual General Meeting and the Extraordinary General Meeting, you must submit a proxy for BOTH the Annual General Meeting and the Extraordinary General Meeting by either (1) voting over the Internet for BOTH the Annual General Meeting and the Extraordinary General Meeting or (2) completing, signing and returning BOTH the proxy card(s) for the Annual General Meeting and the proxy card(s) for the Extraordinary General Meeting.

Pentair’s Board of Directors recommends that you vote “FOR” each of the proposals outlined in the proxy statement for the Annual General Meeting and the proxy statement/prospectus for the Extraordinary General Meeting. If you have any questions or need help voting your shares, please call Pentair’s proxy solicitation firm, Morrow & Co., LLC at 1-800-573-4397.

Important Notice Regarding the Availability of Proxy Materials

2014 PENTAIR LTD Annual Meeting of Shareholders

MEETING DATE: May 20, 2014

RECORD DATE: April 30, 2014

CUSIP NUMBER: H6169Q108

You received this e-mail because you are enrolled to receive PENTAIR LTD communications and vote by proxy via the Internet. Your consent may have been given in the past or provided to us by PENTAIR LTD if you are an employee. You will receive separate emails for each of Pentair’s upcoming Annual General Meeting of Shareholders and Pentair’s Extraordinary General Meeting of Shareholders. Please pay attention to each email you receive in order to vote by proxy for both meetings, as described below.

Pentair Ltd. intends to hold both its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders on May 20, 2014. Accordingly, Pentair is making available both a proxy statement and one or more proxy cards concerning the matters to be voted on at the Annual General Meeting and a separate proxy statement/prospectus and one or more proxy cards concerning the matters to be voted on at the Extraordinary General Meeting, which includes our proposed change of jurisdiction of organization from Switzerland to Ireland. The Annual General Meeting and Extraordinary General Meeting are very important to our company and your investment in Pentair. We urge you to vote your shares as soon as possible to ensure they are counted. In order to vote by proxy at BOTH the Annual General Meeting and the Extraordinary General Meeting, you must submit a proxy for BOTH the Annual General Meeting and the Extraordinary General Meeting by either (1) voting over the Internet for BOTH the Annual General Meeting and the Extraordinary General Meeting or (2) completing, signing and returning BOTH the proxy card(s) for the Annual General Meeting and the proxy card(s) for the Extraordinary General Meeting.

Pentair’s Board of Directors recommends that you vote “FOR” each of the proposals outlined in the proxy statement for the Annual General Meeting and the proxy statement/prospectus for the Extraordinary General Meeting. If you have any questions or need help voting your shares, please call Pentair’s proxy solicitation firm, Morrow & Co., LLC at 1-800-573-4397.

Important Notice Regarding the Availability of Proxy Materials

2014 PENTAIR LTD Extraordinary General Meeting of Shareholders

MEETING DATE: May 20, 2014

RECORD DATE: April 30, 2014

CUSIP NUMBER: H6169Q108

2014 Annual Meeting of Shareholders

Tuesday, May 20, 2014

For holders as of: Friday, March 21, 2014

Cusip: H6169Q-D99

Please remember to vote for the Extraordinary Meeting. Enter your Extraordinary Meeting control number by clicking on the blue button below.

2014 Extraordinary General Meeting of Shareholders

Tuesday, May 20, 2014

For holders as of: Friday, March 21, 2014

Cusip: H6169Q-L99

Please remember to vote for the Annual Meeting. Enter your Annual Meeting control number by clicking on the blue button below.